UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
March 30, 2009
Commission File Number: 001-14534
Precision Drilling Trust
(Exact name of registrant as specified in its charter)
4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION
Dated: March 30, 2009	By:	/s/ Joanne Alexander
		Name:	Joanne Alexander
		Title:	Corporate Secretary

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

1	First Amendment, dated as of February 2, 2009, to the Credit Agreement among Precision Drilling Trust, Precision Drilling Corporation, the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent.

2	First Amendment and Waiver, dated February 17, 2009, to the Bridge Credit Agreement among Precision Drilling Trust, Precision Drilling Corporation, HSBC Bank USA National Association, Royal Bank of Canada and Deutsche Bank AG Cayman Islands Branch.

3	Second Amendment, dated February 11, 2009, to the Credit Agreement among Precision Drilling Trust, Precision Drilling Corporation, the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent.

4	Third Agreement, dated March 25, 2009, to the Credit Agreement among Precision Drilling Trust, Precision Drilling Corporation, the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent.